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Federated MDT Stock Trust

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Filed by: Federated MDT Stock Trust, on behalf of its portfolio Federated MDT Stock Trust.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934.

Subject Company: The Advisors’ Inner Circle Fund II, on behalf of its portfolio Hancock Horizon Value Fund.

Subject Company Commission File No. 811-07102

Federated Investors, Inc. and Horizon Advisers Announce Transition
of Assets

(PITTSBURGH, Pa., Nov. 21, 2016) — Federated Investors, Inc. (NYSE: FII), one of the nation’s largest investment managers, today announced that it has reached an agreement to acquire certain investment management related assets of Horizon Advisers and reorganize the portfolios of three Hancock Horizon funds into comparable mutual funds managed by Federated’s advisory subsidiaries. While the Hancock Horizon Funds will continue to offer a range of equity, fixed-income and alternative mutual funds, approximately $431 million in one fixed-income and two equity funds will transition to Federated funds with comparable investment objectives and strategies. Horizon Advisers, an unincorporated division of Whitney Bank, serves as investment advisor to the Hancock Horizon Funds.

In relation to the agreement, approximately $144 million will be transitioned from the Hancock Horizon Value Fund to the Federated MDT Stock Trust, approximately $131 million will be reorganized from the Hancock Horizon Growth Fund to the Federated Kaufmann Large Cap Fund, and approximately $156 million will be transitioned from the Hancock Horizon Core Bond Fund to the Federated Total Return Bond Fund.

“Federated has a longstanding  history of providing investment solutions for a variety of market conditions, and our boards are confident that as shareholders of these three funds focus on their own financial goals and objectives, they will benefit from the opportunity to access the Federated funds,” said David Lundgren, chief investment officer for Horizon Advisers.  “Horizon Advisers remains committed to our remaining 10 Hancock Horizon mutual fund strategies.  Our focus will continue to be on niche asset classes where we feel our Hancock Horizon Funds provide great value to our shareholders.”

The boards of directors of Federated Investors, the Federated Funds and the Hancock Horizon Funds have approved the transactions and related reorganizations, which are now subject to the approval of shareholders of the Hancock Horizon Funds. Completion of these transactions also is subject to certain regulatory and other customary conditions. The Hancock Horizon shareholder meetings to approve the transitions are tentatively scheduled for late January 2017, and the transactions are expected to be completed shortly thereafter.

“As the investment management landscape evolves, firms continue to approach Federated about opportunities for business transactions that can provide them with the opportunity to better accommodate their strategic plans,” said Joe Machi, director of alliances at Federated. “We are pleased Horizon Advisers chose to work with Federated, and we continue to look for opportunities with insurers, banks, broker-dealers and investment advisors as they evaluate their long-term goals.”

Federated Investors, Inc. is one of the largest investment managers in the United States, managing $364.3 billion in assets as of Sept. 30, 2016. With 123 funds and a variety of separately managed account options, Federated provides comprehensive investment management to approximately 8,500 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers. For more information, visit FederatedInvestors.com.

Horizon Advisers is an unincorporated division of Whitney Bank (established 1899) which is a wholly owned subsidiary of Hancock Holding Company. Whitney Bank manages assets for institutional and high net worth clients including pension plans, endowments, foundations, government entities, corporations, trusts, and estates. Whitney Bank uses these trade names: Hancock, Hancock Bank, and Whitney. For more information, visit hancockhorizon.com.

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Certain statements in this press release, such as those related to the structure of the transaction, asset transition levels, future transaction prospects for Federated, and the meeting or closing dates of the transaction, constitute forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the company, or industry results, to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Other risks and uncertainties include the possibility that Federated does not successfully complete the acquisition or completes the transaction in a manner or timetable different from that described above, as well as the risk factors discussed in the company’s annual and quarterly reports as filed with the Securities and Exchange Commission. As a result, no assurance can be given as to future results, levels of activity, performance or achievements, and neither the company nor any other person assumes responsibility for the accuracy and completeness of such statements in the future.

Federated Securities Corp. is distributor of the Federated funds.

A prospectus/proxy statement with respect to the proposed transaction will be mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents will be available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.